SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release dated November 2, 2015 titled “Telecom Argentina S.A. announces consolidated nine month period (‘9M15’) and third quarter (‘3Q15’) results for fiscal year 2015”

FOR IMMEDIATE RELEASE

Market Cap P$52,2 billion

November 2nd, 2015

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated nine month period (‘9M15’) and third quarter (‘3Q15’) results for fiscal year 2015*

•	Consolidated Revenues amounted to P$28,590 million (+18.2% vs. 9M14); ; Fixed Internet +39.6% vs. 9M14; Fixed Data +21.4% vs. 9M14; and Mobile business in Argentina +21.8% vs. 9M14. Service Revenues increased to P$24,968 million (+21.4% vs. 9M14).

•	Mobile subscribers in Argentina: 19.4 million in 9M15. Mobile Value Added Services in Argentina (Internet and Data): +20.9% vs. 9M14; 59.8% of Service Revenues.

•	Mobile ARPU in Argentina reached P$88.8 per month in 9M15 (+23.8% vs. 9M14).

•	ADSL ARPU increased to P$199.3 per month in 9M15 (+34.6% vs. 9M14); monthly churn reached 1.4% in 9M15.

•	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$24,146 million (+18.5% vs. 9M14).

•	Operating Income Before Depreciation and Amortization increased to P$7,664 million (+23.9% vs. 9M14), equivalent to 26.8% of Consolidated Revenues.

•	Net Income amounted to P$2,778 million (+3.5% vs. 9M14). Net Income attributable to Telecom Argentina amounted to P$2,757 million (+4.3% vs. 9M14).

•	Capex increased to P$6,791 million in 9M15 (+77.8% vs. 9M14), 23.8% of Consolidated Revenues.

•	Net Cash Position (Debt): P$1,586 million, a decrease of P$5,112 million vs. 9M14, after the total 3G/4G spectrum payment of P$5,786 million and Telecom Argentina´s cash dividend distribution of P$804 million during fiscal year 2015.

	As of September, 30
(in million P$, except where noted)	2015	2014	Δ $	Δ %
Consolidated Revenues	28,590	24,183	4,407	18.2%
Mobile Services	20,866	17,941	2,925	16.3%
Fixed Services	7,724	6,242	1,482	23.7%
Operating Income before D&A	7,664	6,186	1,478	23.9%
Operating Income	4,459	3,843	616	16.0%
Net Income attributable to Telecom Argentina	2,757	2,644	113	4.3%
Shareholders’ equity attributable to Telecom Argentina	16,318	13,378	2,940	22.0%
Net Financial Position - (Debt) / Cash	(1,586)	3,526	(5,112)	-145.0%
CAPEX	6,791	3,819	2,972	77.8%
Fixed lines in service (in thousand lines)	4,054	4,106	(52)	-1.3%
Mobile customers (in thousand)	21,974	22,192	(219)	-1.0%
Personal (Argentina)	19,444	19,767	(323)	-1.6%
Núcleo (Paraguay) -including Wimax customers -	2,530	2,425	104	4.3%
Broadband accesses (in thousand)	1,804	1,750	53	3.0%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	64.8	56.5	8.4	14.8%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	88.8	71.7	17.1	23.8%
Average Revenue per user (ARPU) ADSL (in P$)	199.3	148.1	51.2	34.6%

*	Unaudited non financial data

Buenos Aires, November 2, 2015 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$2,778 million for the nine-month period ended September 30, 2015, or +3.5% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$2,757 million (+4.3% vs. 9M14).

	9M15	9M14	Δ $	Δ%
Consolidated Revenues (MMP$)	28,590	24,183	4,407	18.2%
Net Income attributable to Telecom (MMP$)	2,757	2,644	113	4.3%
Earnings attributable to Telecom per Share (P$)	2.8	2.7	0.1
Earnings attributable to Telecom per ADR (P$)	14.2	13.6	0.6
Operating Income before D&A *	26.8%	25.6%
Operating Income *	15.6%	15.9%
Net Income*	9.7%	11.1%

*	As a percentage of Consolidated Revenues

Note: As of 9M15 and 9M14, the average of ordinary shares outstanding amounted to 969,159,605.

During 9M15, Consolidated Revenues increased by 18.2% to P$28,590 million (+P$4,407 million vs. 9M14), mainly fueled by the Fixed Data, Broadband businesses and Mobile Services. Moreover, Operating Income reached P$4,459 million (+P$616 million or +16.0% vs. 9M14).

Consolidated Operating Revenues

Mobile Services

During 9M15 clients amounted to 22.0 million as of the end of September 30, 2015 vs. 22.2 million as of September 30, 2014.

Third parties Revenues amounted to P$20,866 million (+16.3% vs. 9M14) thanks to usage stimulation of value added services (‘VAS’) and to innovative commercial offers suitable to the needs of clients.

Telecom Personal in Argentina

As of September 30, 2015, Personal reached 19.4 million subscribers in Argentina vs. 19.8 million in 9M14, where postpaid clients represented 32% of the subscriber base.

In 9M15, third parties Revenues reached P$19,631 million (+P$2,844 million or +16.9% vs. 9M14) while Service Revenues (excluding equipment sales) amounted to P$16,163 million (+21.8% vs. 9M14), with 59.8% corresponding to VAS revenues (vs. 60.2% in 9M14). VAS revenues amounted to P$9,659 million (+20.9% vs. 9M14). Moreover, equipment sales decreased by 1.3% vs. 9M14, reaching P$3,468 million.

During 9M15 the Average Monthly Revenue per User (‘ARPU’) reached P$88.8 (+23.8% vs. 9M14) due to the increase in VAS consumption. Moreover, SMS traffic decreased due to clients’ preference for 3G/4G data services and plans and packs with VAS content offered by Personal.

During 3Q15, Personal launched its new brand concept ‘Hagamos que todo suceda’ (‘Let’s make everything happen’), that accompanies the evolution of the use that people make of mobile communications, and introduces the mobile service as a platform of shared connections that places Personal as a facilitator, together with the customer, to make things happen in their lives communicating and interacting with others. This is a more inclusive, inspiring and proactive concept that reflects the current values associated with the use of technology.

During this period, Personal continued to expand its network and infrastructure deployment of 4G technology reaching 188 locations in 18 provinces of Argentina and achieving more than 1 million customers that were registered in the new network. In addition, 60% of this customer base showed an active use of 4G technology, multiplying by 3.6 times consumption data vs. 2G/3G customers, and with a monthly average consumption of 1.8GB.

Alongside the transformation of its 4G networks, Personal also launched an evolution of its offer plans; in order to provide a better service experience that allows higher speeds and capacity. Following these trends, Personal simplified its offering: passing the prevalence from a “voice-centric” model to a “data centric” one. Personal’s new commercial proposal, “Total Connection”, aims to enable customers to choose their plan for the data quota included as a main differential, according to the volume needed for connection. In addition, the offer includes unlimited calls to other Personal users and unlimited SMS to all destinations as well as domestic calls at a local rate for all segments. Finally, structural benefits of this proposal are completed with extra credit or minutes for calls to other companies. The Personal Black segment additionally offers differentiated services, free Spotify for one year and calls to America at a local price.

Additionally, over the 3Q15 Personal presented its alliance with the strategic partner Intel Security, with objectives in innovation, safety and technology development of its new product Security Kit. This product is a multidevice tool that allows Personal customer’s to safeguard all their content (photos, videos, files and information) and to protect their devices (i.e., smartphones, tablets, PCs and Mac) with the highest security and reliability.

Finally, as part of the actions that intend to position the brand in association with sports, Personal continued to support the Argentina Rugby Union and Los Pumas in the 50th anniversary year of its representation in the elite of world rugby. Moreover, Personal accompanied their participation in the Personal Rugby Championship (the most important tournament in the southern hemisphere rugby) and also during the Rugby World Cup celebrated in London.

Telecom Personal in Paraguay (‘Núcleo’)

As of September 30, 2015, Nucleo’s subscriber base reached 2.5 million clients (+4.3% vs. 9M14). Prepaid and postpaid customers represented 80% and 20%, respectively.

Nucleo gepnerated revenues from third parties equivalent to P$1,235 million during 9M15 (+7.0% vs. 9M14). VAS revenues amounted to P$608 million (+6.9% vs. 9M14) representing 53.9% of 9M15 service revenues (vs. 51.8% in 9M14). Moreover, the level of mobile ARPU reached Gs.25.9 thousand in 9M15 (equivalent to P$41.4).

Fixed Services (Voice, Data & Internet)

During 9M15 revenues generated by fixed services amounted to P$7,724 million, +23.7% vs. 9M14; with Data revenues (+21.4% vs. 9M14) and Internet (+39.6% vs. 9M14) growing the most in the segment.

Voice

Total revenues for this service reached P$3,113 million in 9M15 (+11.6% vs. 9M14). A portion of this line of business (mainly monthly fees and measured services), continues to with tariffs that hasn’t been modified since 2002.

Revenues generated by measured services totaled P$1,315 million, an increase of P$184 million or +16.3% vs. 9M14, mainly due to the higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$992 million, an increase of P$97 million or +10.8% vs. 9M14 due to higher revenues in non-regulated supplementary services, mainly due to prices increases and the adjustment of certain montly fees of the voice segment. The customer base remained stable at 4.1 million lines in service.

As a result of these increases, the average monthly revenue billed to user (ARBU) reached P$64.8 in 9M15, +14.8% vs. 9M14.

Fixed and mobile interconnection revenues reached P$484 million (+6.8% vs. 9M14). Meanwhile, other revenues totaled P$322 million (+3.5% vs. 9M14).

Data and Internet

Data revenues amounted to P$1,290 million (+P$227 million or +21.4% vs. 9M14), strengthening the position of Telecom as an integrated ICT provider. This increase was mainly due to FX rate variations that affected those contracts that are adjusted by the $/U$S exchange rate and by the increase of the client base of the Innovative services offered.

Revenues related to Internet totaled P$3,273 million (+P$928 million or +39.6% vs. 9M14), mainly due to price increases and a commercial offer with higher speeds (ultra broadband or UBB), where 10Mb was the most demanded service that represents 25% over the total customer base, in comparison to 13% in 9M14. This was made available thanks to the significant investments executed recently in the access network using FTTx technology that allows to take fiber optic connections to the closest point with the customer.

As of September 30, 2015, Telecom reached 1.8 million ADSL accesses (+3.0% vs. 9M14). These connections represented 44.5% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$199.3 in 9M15, +34.6% when compared to 9M14 while the monthly churn rate remained relatively stable in 1.4% in 9M15 (vs. 1.3% in 9M14).

During 3Q15, Telecom continued to drive a strategy based on bundling, that combines high speed Internet navigation, through Arnet, with local calls to fixed and mobile numbers. Furthermore, Arnet strengthened the ultra broadband offer, providing up to 30 Mb speed for those clients located in areas with technical availability.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$24,146 million in 9M15, an increase of P$3,766 million, or +18.5% vs. 9M14 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a loss of P$51 million in 9M15). This increase is a consequence of higher labor costs, depreciations and amortizations and taxes associated with higher sales.

The cost breakdown is as follows:

•    Employee benefit expenses and severance payments totaled P$5,292 million (+32.2% vs. 9M14), mainly affected by increases in salaries to unionized employees due to the new collective bargaining agreement set at the beginning of 3Q15 as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts. Total headcount at the end of the period totaled 16,269 employees.

•    Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,559 million, +1.5% vs. 9M14. This increase resulted from higher costs related to TLRD, partially offset by lower volume of roaming traffic vs. 9M14.

•    Fees for services, maintenance and materials and supplies amounted to P$2,860 million (+15.2% vs. 9M14), mainly due to increases in costs of technical maintenance of radio bases and real estate, costs of site identification and costs of storage. Moreover, higher fees for services, mainly due to higher costs recognized to suppliers in both fixed and mobile business, also explain the increase.

•    Taxes and fees with regulatory authorities reached P$2,841 million (+18.4% vs. 9M14), impacted mainly by higher revenues, and higher bank debit and credit taxes related to collection flows and vendor payments during 9M15 vs 9M14.

•    Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$2,195 million (+22.8% vs. 9M14), mainly due to the increase in commissions paid to commercial channels, associated to higher sales and fees recognized for client acquisition and retention, as well as collection fees and sales outsourcing. Agent commissions capitalized as SAC amounted to P$781 million (+23.2% vs. 9M14).

•    Cost of handsets sold totaled P$2,791 million (-10.5% vs. 9M14), due to a lower number of handsets sold as a consequence of the difficulty of its delivery. Deferred costs from SAC amounted to P$66 million (-20.5% vs. 9M14). The lower deferred costs were derived from the reduction in handset subsidies given to clients.

•    Advertising amounted to P$591 million (+15.4% vs. 9M14), mainly due to slightly higher commercial expenses and campaigns in comparison to 9M14 (among those the launch of ‘Hagamos que Todo Suceda’ campaign and the new commercial plans).

•    Depreciation and Amortization reached P$3,154 million (+34.0% vs. 9M14). PP&E depreciation amounted to P$2,165 million (+24.4% vs. 9M14); Amortization of SAC and service connection costs totaled P$596 million (23.0% vs. 9M14); Amortization of 3G/4G spectrum reached P$227 million, and other intangible assets reached P$29 million, (+61.1% vs. 9M14).

•    Other Costs totaled P$2,812 million (+27.8% vs. 9M14). This increase was mainly due to VAS costs that totaled P$910 million (+34.0% vs. 9M14), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$410 million (+25.4% vs. 9M14) representing 1.7% of consolidated costs and 1.4% of consolidated revenues. Meanwhile, charges related to lawsuits and other contingencies amounted to P$910 million in 9M15 (+70.6% vs. 9M14), associated with adjustments in provision charges that arise from regulatory matters.

Consolidated Financial Results

Net Financial Income registered a loss of P$192 million over 9M15, a decrease of P$422 million or -183.5% vs. 9M14. This was mainly due to a change over the net financial position that turned into debt during the present fiscal year. In turn, this led to a lower generation of interest on financial placements, together with higher financial expenses associated to interest on loans contracted. Interest expense paid for loans increased P$255 million vs. 9M14, and interest gains over financial placements, mutual funds and other investments decreased by P$179 million vs. 9M14, driven by the reduction of financial assets. These lower financial incomes were partially offset by higher interest gains on trade receivables (P$14 million vs. 9M14), and lower losses from NDFs (P$9 million vs. 9M14) and FX results (P$11 million vs. 9M14).

Consolidated Net Financial Position

As of September 30, 2015, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$1,586 million in debt, a decrease of P$5,112 million when compared to the Net Financial Position as of September 30, 2014, after the effects of the 3G/4G frequencies payment for an amount of P$5,786 million and the cash dividend of Telecom Argentina paid during the 9M15 period for an amount of P$804 million.

Capital Expenditures

During 9M15, the Company invested P$6,791 million (+77.8% vs. 9M14). Of this amount, P$1,793 million were allocated to Fixed Services and P$4,998 million to Mobile services. In relative terms, Capex reached 23.8% of consolidated revenues vs. 15.8% in 9M14.

The main investment projects of the Group are associated, in the fixed segment, with the expansion of broadband services to offer higher speeds thus improving Internet browsing experience.

In the mobile business, the 3G and 4G frequencies acquired together with the executed investments allow to improve coverage and network capacity, in order to sustain the increase in demand of Data and Internet, along with new VAS thus offering a better quality of service.

Transmission and transport networks also have been expanded to meet the growing demand for services from fixed and mobile customers.

Other Relevant Matters

Resolution issued by AFTIC on the request for authorization by Fintech Group to acquire the controlling stake in Sofora Telecomunicaciones S.A.

On October 25, 2014 the Company informed the CNV (Comisión Nacional de Valores) that Telecom Italia SpA (“Telecom Italia”), an indirect parent company of Telecom Argentina SA (“Telecom Argentina”) and parent of the Company, had accepted an offer from Fintech Group (“Fintech”) to amend and restate the original agreement signed on November 13, 2013, regarding the acquisition of the entire interest in Telecom Argentina, that Telecom Italia and its subsidiary Telecom Italia International NV had at that time through Sofora Telecomunicaciones SA (“Sofora”) and Nortel Inversora S.A.

The Company also informed that the sale of the 51% controlling interest in Sofora was conditional upon obtaining regulatory approval by the Argentine Secretary of Communications and would not occur until after such approval is obtained. In the interim, a 17% minority interest in Sofora was sold to Fintech, as informed to CNV through a relevant fact filed on October 29, 2014.

On October 15, 2015, it was published on the website of AFTIC a statement in which the Directors Board of AFTIC resolved to refuse authorization for the transfer to Fintech of the controlling interest that Telecom Italia owns in Sofora. This statement was published on the Official Bulletin of October 16, 2015 under AFTIC Resolution No. 491/2015.

Spectrum Auction in Paraguay

On October 14, 2015, CONATEL launched the definitive Bidding Terms and Conditions for spectrum auction for the provision of cellular mobile telephone services, internet access and data transmission in the frequency band 1700/2100 MHz (4G - LTE) in the Republic of Paraguay. The tender document was submitted to public consultation for two weeks, during which mobile operators sent their comments on the document.

The tender will be made on a “high bid auction” and will distribute 60 MHz of 1700/2100 MHz spectrum that will allow mobile broadband services using 4G technology. Applicants must submit their proposals based on the documents required in the bidding terms and conditions. Receipt of tenders is scheduled for December 3, 2015.

Of the total 60 MHz to be auctioned, 30 MHz will be in the 1700 MHz band and 30 MHz in the 2100 MHz band, so there will be six sub-bands. Each sub-band is made up of two blocks of 5 MHz each (one of each band).

Núcleo is evaluating its possible participation in the auction.

*********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2015, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Luis F. Rial Ubago	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Oscar Carlos Cristianci

Chairman

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2015

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	09/30/15	12/31/14	Δ $	Δ %
Cash and cash equivalents	644	825	(181)	-21.9%
Investments	1,175	53	1,122	—
Trade receivables	4,772	4,124	648	15.7%
Other Receivables	3,075	1,391	1,684	121.1%
Total current assets	9,666	6,393	3,273	51.2%
Financial Investments	368	300	68	22.7%
Trade receivables	150	143	7	4.9%
Property, plant and equipment	15,895	13,809	2,086	15.1%
Intangible assets	7,550	5,331	2,219	41.6%
Other Receivables	397	341	56	16.4%
Total non-current assets	24,360	19,924	4,436	22.3%
Total Assets	34,026	26,317	7,709	29.3%
Trade payables	7,881	6,072	1,809	29.8%
Deferred revenues	553	507	46	9.1%
Financial debt	3,221	179	3,042	—
Salaries and social security payables	1,243	1,022	221	21.6%
Income tax payables	640	247	393	159.1%
Other taxes payables	721	824	(103)	-12.5%
Other liabilities	46	47	(1)	-2.1%
Provisions	198	199	(1)	-0.5%
Total current liabilities	14,503	9,097	5,406	59.4%
Trade payables	37	0	37	—
Deferred revenues	445	465	(20)	-4.3%
Financial debt	552	254	298	117.3%
Salaries and social security payables	154	150	4	2.7%
Deferred income tax liabilities	384	417	(33)	-7.9%
Income tax payables	7	9	(2)	-22.2%
Other liabilities	101	76	25	32.9%
Provisions	1,207	1,080	127	11.8%
Total non-current liabilities	2,887	2,451	436	17.8%
TOTAL LIABILITIES	17,390	11,548	5,842	50.6%

Equity attributable to Telecom Argentina (Controlling Company)	16,318	14,418	1,900	13.2%
Non-controlling interest	318	351	(33)	-9.4%
TOTAL EQUITY	16,636	14,769	1,867	12.6%
TOTAL LIABILITIES AND EQUITY	34,026	26,317	7,709	29.3%

2-	Consolidated Loans

	09/30/15	12/31/14	Δ $	Δ %
Bank overdraft - principal Personal	3,122	140	2,982	—
Bank overdraft - accrued interest Personal	39	1	38	—
Bank loans - accrued interest Personal	7	0	7	—
Banks loans - principal Nucleo	51	32	19	59.4%
Banks loans - accrued interest Nucleo	2	6	(4)	-67%
Total Current Loans	3,221	179	3,042	—
Banks loans - principal Personal	368	—	368	—
Banks loans - principal Nucleo	184	254	(70)	-27.6%
Total Non Current Loans	552	254	298	117.3%
Total Loans	3,773	433	3,340	—

Cash and cash equivalents, and Financial Investments	2,187	1,178	1,009	85.7%
Net Financial Position- Cash / (Debt)	(1,586)	745	(2,331)	—

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2015

(In million of Argentine pesos)

3-	Consolidated Income Statements

	09/30/15	09/30/14	Δ $	Δ %
Revenues	28,590	24,183	4,407	18.2%
Other income	15	40	(25)	-62.5%
Total Revenues & Other Income	28,605	24,223	4,382	18.1%
Consolidated Operating Costs	(24,095)	(20,391)	(3,704)	18.2%
Results on disposal of PP&E and writedown of PP&E	(51)	11	(62)	—
Operating income	4,459	3,843	616	16.0%
Finance results, net	(192)	230	(422)	-183.5%
Net income before income tax expense	4,267	4,073	194	4.8%
Income tax expense	(1,489)	(1,389)	(100)	7.2%
Net income	2,778	2,684	94	3.5%

Attributable to:
Telecom Argentina (Controlling Company)	2,757	2,644	113	4.3%
Non-controlling interest	21	40	(19)	-47.5%

Operating income before D&A	7,664	6,186	1,478	23.9%
As % of Revenues	26.8%	25.6%

	09/30/15	09/30/14	Δ $	Δ %
Finance Income and Expenses
Finance Income
Interest on time deposits	19	274	(255)	-93.1%
Gains on other investments (notes and bonds)	200	111	89	80.2%
Gains on Mutual Funds	100	113	(13)	-11.5%
Interest on receivables	133	119	14	11.8%
Foreign currency exchange gains	85	647	(562)	-86.9%
Gain on NDF	36	42	(6)	-14.3%
Others	—	3	(3)	—
Total finance income	573	1,309	(736)	-56.2%
Finance expenses
Interest on financial debt - Personal	(257)	—	(257)	—
Interest on financial debt - Nucleo	(18)	(20)	2	-10.0%
Interest on salaries and social security, other taxes ana accounts payable	(19)	(31)	12	-38.7%
Interest on provisions	(113)	(111)	(2)	1.8%
Present value effect of salaries and social security and other taxes payables and other liabilities	(3)	(3)	0	0.0%
Foreign currency exchange losses	(279)	(852)	573	-67.3%
Foreign currency exchange losses	(21)	—	(21)	—
Losses on NDF	(47)	(62)	15	-24.2%
Others	(8)	—	(8)	—
Total finance expenses	(765)	(1,079)	314	-29.1%

4-	Consolidated Income Statements
Three Months Comparison

	09/30/15	09/30/14	Δ $	Δ %
Revenues	10,094	8,598	1,496	17.4%
Other income	4	10	(6)	-60.0%
Total Revenues & Other Income	10,098	8,608	1,490	17.3%
Consolidated Operating Costs	(8,733)	(7,384)	(1,349)	18.3%
Results on disposal of PP&E and writedown of PP&E	(54)	1	(55)	—
Operating income	1,311	1,225	86	7.0%
Finance results, net	(73)	76	(149)	-196.1%
Net income before income tax expense	1,238	1,301	(63)	-4.8%
Income tax expense	(438)	(453)	15	-3.3%
Net income	800	848	(48)	-5.7%

Attributable to:
Telecom Argentina (Controlling Company)	801	839	(38)	-4.5%
Non-controlling interest	(1)	9	(10)	-111.1%

Operating income before D&A	2,529	2,067	462	22.4%
As % of Revenues	25.1%	24.0%

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2015

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

	09/30/15	09/30/14	Δ $	Δ %
REVENUES FROM SERVICES	24,968	20,568	4,400	21.4%
Fixed Services	7,676	6,198	1,478	23.8%
Voice	3,113	2,790	323	11.6%
Retail Voice	2,379	2,109	270	12.8%
Monthly Charges	992	895	97	10.8%
Measured Services	1,315	1,131	184	16.3%
Others	72	83	(11)	-13.3%
Wholesale	734	681	53	7.8%
Interconnection	484	453	31	6.8%
Others	250	228	22	9.6%
Data	1,290	1,063	227	21.4%
Internet	3,273	2,345	928	39.6%

Mobiles Sevices	17,292	14,370	2,922	20.3%
Telecom Personal	16,163	13,272	2,891	21.8%
Voice	6,504	5,286	1,218	23.0%
Retail Voice	5,109	3,830	1,279	33.4%
Monthly Charges	2,951	2,172	779	35.9%
Measured Services	1,443	1,220	223	18.3%
Roaming	209	215	(6)	-2.8%
Others	506	223	283	126.9%
Wholesale	1,395	1,456	(61)	-4.2%
Interconnection (CPP and TLRD)	1,144	1,196	(52)	-4.3%
Roaming	225	229	(4)	-1.7%
Others	26	31	(5)	-16.1%
Data	5,376	5,692	(316)	-5.6%
Internet	4,283	2,294	1,989	86.7%

Núcleo	1,129	1,098	31	2.8%
Voice	521	529	(8)	-1.5%
Retail Voice	441	431	10	2.3%
Monthly Charges	174	161	13	8.1%
Measured Services	201	237	(36)	-15.2%
Roaming	8	7	1	14.3%
Others	58	26	32	—
Wholesale	80	98	(18)	-18.4%
Interconnection (CPP and TLRD)	57	91	(34)	-37.4%
Roaming	18	3	15	—
Others	5	4	1	—
Data	220	248	(28)	-11.3%
Internet	388	321	67	20.9%

REVENUES FROM EQUIPMENT SALES	3,622	3,615	7	0.2%
Fixed Services	48	44	4	9.1%
Mobiles Sevices	3,574	3,571	3	0.1%
Equipments (Personal)	3,468	3,515	(47)	-1.3%
Equipments (Núcleo)	106	56	50	89.3%

REVENUES	28,590	24,183	4,407	18.2%

OTHER INCOME	15	40	(25)	-62.5%
Fixed	12	24	(12)	-50.0%
Mobile	3	16	(13)	-81.3%

TOTAL REVENUES & OTHER INCOME	28,605	24,223	4,382	18.1%

Note: Reclassifications have been made in the breakdown of 9M14 Nucleo mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2015

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison

	09/30/15	09/30/14	Δ $	Δ %
REVENUES FROM SERVICES	8,794	7,165	1,629	22.7%
Fixed Services	2,750	2,173	577	26.6%
Voice	1,101	951	150	15.8%
Retail Voice	846	723	123	17.0%
Monthly Charges	364	303	61	20.1%
Measured Services	459	391	68	17.4%
Others	23	29	(6)	-20.7%
Wholesale	255	228	27	11.8%
Interconnection	170	151	19	12.6%
Others	85	77	8	10.4%
Data	451	380	71	18.7%
Internet	1,198	842	356	42.3%

Mobiles Sevices	6,044	4,992	1,052	21.1%
Telecom Personal	5,673	4,599	1,074	23.4%
Voice	2,316	1,715	601	35.0%
Retail Voice	1,850	1,235	615	49.8%
Monthly Charges	1,121	741	380	51.3%
Measured Services	460	365	95	26.0%
Roaming	63	58	5	8.6%
Others	206	71	135	190.1%
Wholesale	466	480	(14)	-2.9%
Interconnection (CPP and TLRD)	386	402	(16)	-4.0%
Roaming	71	67	4	6.0%
Others	9	11	(2)	-18.2%
Data	1,763	2,015	(252)	-12.5%
Internet	1,594	869	725	83.4%

Núcleo	371	393	(22)	-5.6%
Voice	172	195	(23)	-11.8%
Retail Voice	148	154	(6)	-3.9%
Monthly Charges	63	57	6	10.5%
Measured Services	59	82	(23)	-28.0%
Roaming	3	2	1	50.0%
Others	23	13	10	—
Wholesale	24	41	(17)	-41.5%
Interconnection (CPP and TLRD)	19	36	(17)	-47.2%
Roaming	3	3	—	—
Others	2	2	—	—
Data	72	84	(12)	-14.3%
Internet	127	114	13	11.4%

REVENUES FROM EQUIPMENT SALES	1,300	1,433	(133)	-9.3%
Fixed Services	25	13	12	92.3%
Mobiles Sevices	1,275	1,420	(145)	-10.2%
Equipments (Personal)	1,235	1,400	(165)	-11.8%
Equipments (Núcleo)	40	20	20	100.0%

REVENUES	10,094	8,598	1,496	17.4%

OTHER INCOME	4	10	(6)	-60.0%
Fixed	4	7	(3)	-42.9%
Mobile	0	3	(3)	-100.0%
TOTAL REVENUES & OTHER INCOME	10,098	8,608	1,490	17.3%

Note: Reclassifications have been made in the breakdown of 3Q14 Nucleo mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2015

(In million of Argentine pesos)

7-	Consolidated Income Statements

	09/30/15	09/30/14	Δ $	Δ %
Revenues	28,590	24,183	4,407	18.2%
Other income	15	40	(25)	-62.5%
Total Revenues & Other Income	28,605	24,223	4,382	18.1%
Employee benefit expenses and severance payments	(5,292)	(4,002)	(1,290)	32.2%
Interconnection costs and other telecommunication charges	(1,559)	(1,536)	(23)	1.5%
Fees for services, maintenance, materials and supplies	(2,860)	(2,482)	(378)	15.2%
Taxes and fees with the Regulatory Authority	(2,841)	(2,399)	(442)	18.4%
Commissions	(2,195)	(1,787)	(408)	22.8%
Cost of equipments and handsets	(2,791)	(3,119)	328	-10.5%
Advertising	(591)	(512)	(79)	15.4%
Cost of Value Added Services	(910)	(679)	(231)	34.0%
Provisions	(174)	(102)	(72)	70.6%
Bad debt expenses	(410)	(327)	(83)	25.4%
Other operating expenses	(1,318)	(1,092)	(226)	20.7%
Subtotal Operating costs	(20,941)	(18,037)	(2,904)	16.1%
Operating income before D&A	7,664	6,186	1,478	23.9%
D&A	(3,154)	(2,354)	(800)	34.0%
Results on disposal of PP&E and write-down of PP&E	(51)	11	(62)	—
Operating income	4,459	3,843	616	16.0%
Finance Income	573	1,309	(736)	-56.2%
Finance Expenses	(765)	(1,079)	314	-29.1%
Net income before income tax expense	4,267	4,073	194	4.8%
Income tax expense	(1,489)	(1,389)	(100)	7.2%
Net Income	2,778	2,684	94	3.5%

Attributable to:
Telecom Argentina (Controlling Company)	2,757	2,644	113	4.3%
Non-controlling interest	21	40	(19)	-47.5%

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2015

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS
Three Months Comparison

	09/30/15	09/30/14	Δ $	Δ %
Revenues	10,094	8,598	1,496	17.4%
Other income	4	10	(6)	-60.0%
Total Revenues & Other Income	10,098	8,608	1,490	17.3%
Employee benefit expenses and severance payments	(2,034)	(1,465)	(569)	38.8%
Interconnection costs and other telecommunication charges	(558)	(516)	(42)	8.1%
Fees for services, maintenance, materials and supplies	(991)	(883)	(108)	12.2%
Taxes and fees with the Regulatory Authority	(988)	(835)	(153)	18.3%
Commissions	(799)	(669)	(130)	19.4%
Cost of equipments and handsets	(1,056)	(1,226)	170	-13.9%
Advertising	(221)	(171)	(50)	29.2%
Cost of Value Added Services	(313)	(273)	(40)	14.7%
Provisions	(7)	—	(7)	—
Bad debt expenses	(129)	(94)	(35)	37.2%
Other operating expenses	(473)	(409)	(64)	15.6%
Subtotal Operating costs	(7,569)	(6,541)	(1,028)	15.7%
Operating income before D&A	2,529	2,067	462	22.4%
D&A	(1,164)	(843)	(321)	38.1%
Results on disposal of PP&E and write-down of PP&E	(54)	1	(55)	—
Operating income	1,311	1,225	86	7.0%
Finance Income	303	246	57	23.2%
Finance Expenses	(376)	(170)	(206)	121.2%
Net income before income tax expense	1,238	1,301	(63)	-4.8%
Income tax expense	(438)	(453)	15	-3.3%
Net Income	800	848	(48)	-5.7%

Attributable to:
Telecom Argentina (Controlling Company)	801	839	(38)	-4.5%
Non-controlling interest	(1)	9	(10)	-111.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 3, 2015	By:	/s/ Oscar Carlos Cristianci
	Name:	Oscar Carlos Cristianci
	Title:	Chairman of the Board of Directors